UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Owl Rock Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Douglas I. Ostrover

Owl Rock Capital Corporation

245 Park Avenue, 41st Floor

New York, NY 10167

(212) 419-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DOUGLAS I. OSTROVER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,874,871
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,874,871
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 245 Park Avenue, 41st Floor, New York, NY 10167.

Item 2.	Identity and Background

This Schedule 13D is being filed by Douglas I. Ostrover, a citizen of the United States of America. Mr. Ostrover is a member of the board of directors of the Issuer, a co-founder and the Chief Executive Officer of Owl Rock Capital Partners LP and Co-Chief Investment Officer of Owl Rock Capital Advisors LLC. Mr. Ostrover’s business address is 245 Park Avenue, 41st Floor, New York, NY 10167.

During the last five years, Mr. Ostrover has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Ostrover is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 3, 2016, Mr. Ostrover entered into a Subscription Agreement (the “Ostrover Subscription Agreement”) with the Issuer. Pursuant to the Ostrover Subscription Agreement, on March 30, 2016, Mr. Ostrover purchased 258,198 shares of Common Stock from the Issuer for an aggregate purchase price of $3,872,970 and on June 10, 2016, Mr. Ostrover purchased 1,616,673 shares of Common Stock from the Issuer for an aggregate purchase price of $23,118,423. Such shares were purchased using Mr. Ostrover’s personal funds.

The Ostrover Subscription Agreement is further described in Items 4 and 6 below and is filed as Exhibit 99.1 hereto.

Item 4.	Purpose of Transaction

Mr. Ostrover acquired the shares of Common Stock solely for investment purposes. Mr. Ostrover has acquired certain rights and obligations with respect to the Issuer that are contained in the Ostrover Subscription Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to and in accordance with the terms of the Ostrover Subscription Agreement, Mr. Ostrover has agreed to purchase shares of Common Stock from the Issuer for an aggregate purchase price of up to $75,000,000, inclusive of the shares of Common Stock already purchased and reported herein. As set forth in the Ostrover Subscription Agreement, additional purchases are to occur in one or more subsequent closings on dates to be selected by the Issuer in its sole discretion (each, a “Closing Date”) at a price per share equal to the per share net asset value as of the respective Closing Date.

In addition to the foregoing, Mr. Ostrover may, at any time, directly or indirectly acquire additional shares of Common Stock or, if any, associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of his investment in the Common Stock and any securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of Mr. Ostrover and/or other investment considerations. Mr. Ostrover also may seek to dispose of all or part of his shares of Common Stock from time to time, subject to limitations in the Ostrover Subscription Agreement, applicable legal restrictions, prevailing market conditions, liquidity requirements of Mr. Ostrover and/or other investment considerations.

Pursuant to the advisory agreement between Owl Rock Capital Advisors LLC and the Issuer, Owl Rock Capital Advisors LLC is responsible for sourcing and managing the Issuer’s portfolio. Mr. Ostrover serves as a member of the board of directors of the Issuer and as the Co-Chief Investment Officer of Owl Rock Capital Advisors LLC, the investment advisor to the Issuer. In these positions, Mr. Ostrover may engage in discussions with management, the other directors on the board of directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. As a result of these activities, Mr. Ostrover may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value.

Mr. Ostrover does not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D although he may, at any time and from time to time, review or reconsider his position or change his purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this filing on Schedule 13D, there are 24,329,679 shares of Common Stock outstanding, of which Mr. Ostrover owns 1,874,871 shares, representing 7.7% of the outstanding shares of Common Stock.

(b) Mr. Ostrover has the sole power to vote and dispose* of the 1,874,871 shares of Common Stock he holds.

(c) None

(d) None

(e) Not applicable

*	See Item 6 regarding transfer restrictions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 regarding the Subscription Agreements is hereby incorporated herein by reference. In addition, the Subscription Agreements contain certain restrictions on the transfer of the shares of Common Stock acquired thereunder, including, among others, a requirement that, prior to an Exchange Listing (as defined in the Subscription Agreements) the Issuer’s Adviser (as defined in the Subscription Agreements) provides its prior written consent.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1 Subscription Agreement by and between the Issuer and Douglas I. Ostrover, dated March 3, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

By:	/s/ Douglas I. Ostrover
Name:	Douglas I. Ostrover